MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

13 February 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Co[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 9th and 13th of February 2006, the Company filed with the London Stock Exchange announcements regarding The Annual General Meeting of MyTravel Group plc and Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

View Announcement

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Announcement Details

Company	Headline	Embargo	Last Update
MyTravel Group plc	Annual General Meeting		13:21 9 Feb 06

Full Announcement Text

MYTRAVEL GROUP PLC

9 February 2006

Annual General Meeting

MyTravel Group plc announces that today it has posted to shareholders the notice of the Annual (be held on 13 March 2006 and its 2005 Annual Report and Accounts.

Copies of the above documents have been submitted to the UK Listing Authority and will shortly b inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel No: (0)20 7676 1000

Enquiries:

Greg McMahon
Group Company Secretary
01706 74 6140

status list

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

The Goldman Sachs Group, Inc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The interest of Goldman Sachs Group Inc ("GS Inc") arose by attribution only. The interest in 2,597,951 30p shares arose from the interest held by Goldman, Sachs & Co. ("GS&Co"), a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers.
The interest in 38,544,761 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc.
The interest in 7,757,732 shares arose from the interest held by subsidiaries of GS Inc acting as discretionary managers.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

2,597,951 ordinary shares of 30p registered in the name of Goldman Sachs Securities (Nominees) Limited and 38,544,761 ordinary shares of 30p each registered in CREST account, CREPTEMP.

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 30p each

10. Date of transaction

7 February 2006

11. Date company informed

10 February 2006

12. Total holding following this notification

48,900,444 ordinary shares of 30p each

13. Total percentage holding of issued class following this notification

10.69% of the ordinary shares of 30p each

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

13 February 2006

Goldman Sachs International | Peterborough Court | 133 Fleet Street | London EC4A 2BB
Tel: 020 7774 1000 | Telex: 94015777 | Cable: GOLDSACHS LONDON
Authorised and regulated by the Financial Services Authority

The Company Secretary
MyTravel Group Plc
Parkway One
Parkway Bus. Centre
300 Princess Road
Manchester
M14 7QU

Fax No: 0161 232 6524

10 February 2006

Dear Sir/Madam,

UK COMPANIES ACT 1985 - SECTIONS 198 – MyTravel Group Plc (the "Company")

This notification relates to issued A shares of 1p each in the Company ("shares") and is given in fulfilment of the obligations imposed by sections 198 to 203 of the Companies Act 1985 (the "Act").

10.69%

We hereby notify you that as at close of business on 7 February 2006, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 48,900,444 shares.

Of these 48,900,444 shares:

- The interest in 2,597,951 shares arose from the interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.
- The interest in 38,544,761 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.
- The interest in 7,757,732 shares arose from the interest held by subsidiaries of GS Inc acting as discretionary managers. We believe some of these shares are, or will be, registered in the name of GSSN.

A copy of this fax is being sent to you by post. Please do not hesitate to contact me should you have any questions.

Yours faithfully,

Peter Highton
for and on behalf of
The Goldman Sachs Group, Inc.

MyTravel Group plc
Substantial shareholder notifications

	30p ordinary
Shares in issue	457,508,232

Investors	Date of notification	No. 1p A Shares	No. 30p ordinary shares	Percentage held on basis of above issued share capital
The Goldman Sachs Group, Inc	13.02.2006	-	48,900,444	10.69
JP Morgan Chase & Co	07.02.2006	-	43,370,913	9.48
Legal and General Group plc and/ or its subsidiaries	07.02.2006	-	41,120,402	8.99
Deutsche Bank AG and its subsidiary companies	23.11.2005		32,324,161	7.07
Standard Life Investments	11.01.2006	-	30,493,574	6.67
Lehman Brothers International (Europe)	21.11.2005	-	23,110,082	5.05
Barclays plc	02.09.2005	-	21,322,153	4.66
Morley Fund Management Limited and Aviva plc	12.07.2005	-	16,060,285	3.51